SOLARFUN EXPANDS NORTH AMERICAN PRESENCE,
SUPPORTING COMMITMENT TO GROWING MARKET

SHANGHAI, China, December 16, 2010 – Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced the opening of a new North American office in Cheshire, Connecticut, to strengthen its service to customers and partners in the region.  The new office is Solarfun’s second location in North America.  Solarfun also maintains a facility in Costa Mesa, California.

“Supporting the growing North American market remains one of our top priorities,” commented Bruce Ludemann, Vice President and General Manager of Solarfun North America.  “As the demands of the utility, commercial and residential markets continue to expand, we’re working to provide customers additional access to Solarfun’s high-quality and reliable products and project development support.”

Following North America’s pursuit of environmentally responsible alternatives to traditional fossil fuels, Solarfun will continue to invest in enhancing its service to customers and partners throughout the region.

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities.  Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets.  Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.  For more information, visit: www.solarfun-power.com.  SOLF-G

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Christensen
Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com